UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Imposition of Penalty on KB Securities Co., Ltd. by The Korea Fair Trade Commission

On November 11, 2026, the Korea Fair Trade Commission (the “KFTC”) imposed an administrative fine of KRW 332,178,000,000 on KB Securities Co., Ltd. (“KB Securities”), a consolidated subsidiary of KB Financial Group Inc. The amount of the fine is equivalent to 3.87% of KB Securities’ equity capital of KRW 8,594,434,928,099 (which equals KB Securities’ equity capital on a consolidated basis as of December 31, 2025 plus the increases in share capital and capital surplus up to the date of this report). The penalty was imposed in connection with allegations of collusion among primary dealers participating in Korea Treasury Bond auctions.

The aforementioned date of imposition is based on the date on which KB Securities became aware of the matter through the KFTC’s press release, and the amount of the administrative fine is based on such press release which may be different from the final amount imposed by the KFTC. The official written decision from the KFTC and other related documents will be received at a later date, and KB Securities plans to carefully review such decision upon receipt and take relevant follow-up measures accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 11, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer